UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
AMENDMENT NO. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

CHANG-ON INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

159109107
(CUSIP Number)

Bing Xiao
Floor 9, Unit 2 – 14 Bi Yun Tian
Shuang Nan Xiao Qu
Chendu, Sichuan Province, China
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes).

(1)	Name of Reporting Persons: Bing Xiao

(2)	Check the Appropriate Box if a Member of a Group:

(a)  ☐
(b)  ☐

(3)        SEC Use Only

(4)        Source of Funds: PF

(5)        Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

(6)        Citizenship or Place of Organization: China

Number of Shares Beneficially Owned by Each Reporting Person with:

(7)        Sole Voting Power: 10,000,000

(8)        Shared Voting Power: 0

(9)        Sole Dispositive Power: 10,000,000

(10)      Shared Dispositive Power: 0

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000,000

(12)      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐

(13)      Percent of Class Represented by Amount in Row (11): 14.9%

(14)      Type of Reporting Person: IN

Explanatory Note

This Amendment No. 1 to Schedule 13D amends the Schedule 13D of Bing Xiao filed with the Securities and Exchange Commission on February 19, 2010 (the “Prior Schedule 13D”) and is being filed to correct typographical errors in the dates included on the Prior Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Issuer Common Stock”), of Chang-On International, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 514 No. 18 Building, High New Technology Development, Harbin, Heilongjiang Province, China –150060.

Item 2. Identity and Background

(a)	The name of the person filing this statement is Bing Xiao, a resident of Chendu, Sichuan Province, China.

(b)	The address of Mr. Xiao is Floor 9, Unit 2 – 14 Bi Yun Tian, Shuang Nan Xiao Qu, Chendu, Sichuan Province, China.

(c)	Mr. Xiao is a businessman.

(d)	During the past five years Mr. Xiao has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years Mr. Xiao has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Mr. Xiao is a citizen of China.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Xiao purchased the 10,000,000 shares of the Issuer’s common stock from Guomin Li in exchange for $100,000 of Mr. Xiao’s personal funds, representing a purchase price of $0.01 per share.

Item 4. Purpose of Transaction

The purpose of the acquisition is for Mr. Xiao to gain an interest in the Issuer in anticipation of a potential change of business and business combination with another operating entity.  Concurrent with the acquisition Mr. Li resigned as President, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and a Director of the Issuer, and Mr. Xiao was appointed to fill the resulting vacancies.

Item 5. Interest in Securities of the Issuer

(a)	Mr. Xiao is the beneficial owner of 10,000,000 shares or approximately 14.9% of the Issuer’s common stock.

(b)	Mr. Xiao has sole power to vote and sole power to dispose of 10,000,000 shares of the Issuer’s common stock.

(c)	Mr. Xiao did not take part in any other transactions in the Issuer’s common stock within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                February 23 , 2010
Signature:         /s/ Bing Xiao
Name/Title:       Bing Xiao

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